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										OMB APPROVAL
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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D
			Under the Securities Exchange Act of 1934
					  (Amendment No. *)

					   Earl Scheib, Inc.
					   (Name of Issuer)

						Common Stock
				(Title of Class of Securities)

						806398103
					   (CUSIP Number)

					Andrew E. Shapiro
				Lawndale Capital Management, LLC
					Sansome St., Suite 3900
					San Francisco, CA  94104
					  (415) 288-2330

				Christopher J. Rupright, Esq.
				 Shartsis Friese & Ginsburg LLP
				 One Maritime Plaza, 18th Floor
					San Francisco, CA 94111
					(415) 421-6500
	  (Name, Address and Telephone Number of Person Authorized to
			  Receive Notices and Communications)

					February 8, 2000
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

CUSIP No. 806398103				13D				Page 2 of 10 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Lawndale Capital Management, LLC
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/XX/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				-0-
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				241,400
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				-0-
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						241,400
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	241,400
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	5.5
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	OO, IA

CUSIP No. 806398103				13D				Page 3 of 10 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Andrew E. Shapiro
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/XX/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				-0-
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				241,400
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				-0-
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						241,400
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	241,400
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	5.5
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN

CUSIP No. 806398103				13D				Page 4 of 10 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Diamond A Partners, L.P.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/XX/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				-0-
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				205,400
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				-0-
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						205,400
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	205,400
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	4.7
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 806398103				13D				Page 5 of 10 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Diamond A Investors, L.P.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/XX/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				-0-
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				36,000
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				-0-
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						36,000
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	36,000
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	0.8
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	P

CUSIP No. 806398103				13D				Page 6 of 10 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Earl Scheib, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 8737 Wilshire Blvd., Beverly Hills, CA 90211.


ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

	(a)	Lawndale Capital Management, LLC, a California limited liability company ("LCM"); Diamond A Partners, L.P., a California limited partnership ("DAP"); Diamond A Investors, L.P., a California limited partnership
("DAI"); and Andrew E. Shapiro ("Shapiro") (collectively, the "Filers").

	(b)	The business address of LCM, DAP, DAI and Shapiro is One Sansome
Street, Suite 3900, San Francisco, California 94104.

	(c)	LCM is the investment adviser to and the general partner of DAP and DAI, which are investment limited partnerships. Shapiro is the sole manager of LCM.

	(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Shapiro is a citizen of the United States of America.

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CUSIP No. 806398103				13D				Page 7 of 10 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser		Source of Funds			Amount

LCM			Funds Under Management (1)	$850,818.27
DAP			Working Capital				$723,912.05
DAI			Working Capital				$126,906.22

(1)	Includes funds of DAP and DAI invested in Stock.

ITEM 4.	PURPOSE OF TRANSACTION.

The Filers ("Lawndale") have been and may continue to be in contact with ESH's management, members of ESH's Board of Directors, other significant shareholders, and others regarding alternatives ESH plans to employ to maximize shareholder value including, but not limited to, the improvement and/or sale of under-performing assets, the expansion of ESH's new fleet sales business, better utilization of ESH's paint manufacturing capacity, monetization of ESH's real estate assets, the composition of ESH's Board of Directors, and the buyback of ESH's Stock.

Lawndale acquired the Stock solely for investment purposes because they believe that the value of the Stock in the public market does not adequately reflect the potential value of ESH's underlying businesses and assets.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

CUSIP No. 806398103				13D				Page 8 of 10 Pages

The Filers effected the following transactions in the Stock through the Nasdaq National Market System on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since December 8, 1999:

		Purchase			Number		Price
Name		or Sale	Date		of Shares		Per Share

DAP		P		12/9/99	12,000		3.25
DAI		P		12/9/99	 2,200		3.25
DAP		P		12/10/99	 2,200		3.25
DAI		P		12/10/99	   300		3.25
DAP		P		12/13/99	 6,500		3.22
DAI		P		12/13/99	 1,200		3.22
DAP		P		12/14/99	 2,300		3.25
DAI		P		12/14/99	   400		3.25
DAP		P		12/15/99	 3,700		3.223
DAP		P		12/15/99	   500		3.25
DAI		P		12/15/99	   700		3.223
DAP		P		12/16/99	   500		3.25
DAP		P		12/17/99	 5,800		3.25
DAI		P		12/17/99	 1,200		3.25
DAP		P		12/22/99	12,800		3.0917
DAI		P		12/22/99	 2,200		3.0917
DAP		P		12/23/99	 4,800		2.8806
DAI		P		12/23/99	   800		2.8806
DAP		P		12/27/99	 7,600		2.9271
DAI		P		12/27/99	 1,400		2.9271
DAP		P		12/28/99	 9,400		2.9432
DAI		P		12/28/99	 1,600		2.9432
DAP		P		12/29/99	 3,500		2.9747
DAI		P		12/29/99	   700		2.9747
DAP		P		12/30/99	   700		2.9375
DAP		P		2/7/00	14,700		2.9242
DAI		P		2/7/00	 2,700		2.9242
DAP		P		2/8/00	 2,200		3.113
DAI		P		2/8/00	   400		3.113
DAP		P		2/10/00	 3,200		3.125
DAI		P		2/10/00	   500		3.125

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

LCM is the general partner of DAP and DAI pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of DAP and DAI in Stock, to vote and dispose of Stock and to file
this statement on behalf of DAP and DAI.	  Pursuant to such limited
partnership agreements, the general partner of DAP and DAI is entitled to allocations based on assets under management and realized and unrealized gains.

CUSIP No. 806398103				13D				Page 9 of 10 Pages


ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A.	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	February 15, 2000


Lawndale Capital Management, LLC		Diamond A Partners, L.P.

								By:	Lawndale Capital Management,
By:	Andrew E. Shapiro, Manager			LLC

									By:	Andrew E. Shapiro
										Manager
Diamond A Investors, L.P.

By:	Lawndale Capital Management,		Andrew E. Shapiro
	LLC

	By:	Andrew E. Shapiro, Manager

CUSIP No. 806398103				13D				Page 10 of 10 Pages


												EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Earl Scheib, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:	February 15, 2000


Lawndale Capital Management, LLC		Diamond A Partners, L.P.

								By:	Lawndale Capital Management,
By:	Andrew E. Shapiro, Manager			LLC

									By:	Andrew E. Shapiro
										Manager
Diamond A Investors, L.P.

By:	Lawndale Capital Management,		Andrew E. Shapiro
	LLC

	By:	Andrew E. Shapiro, Manager



CJR\3693\013\1087060.01